UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

REVA Medical, Inc.

File Nos. 333-168852 and 000-54192
CF#32871

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REVA Medical, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on August 13, 2010, and as refiled, with reduced redactions with the 10-Q filed November 9, 2015.

Based on representations by REVA Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.11	S-1	August 13, 2010	through August 13, 2018
10.2	10-Q	November 9, 2015	through August 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary